AmeriStar Network, Inc.

784 North 2460 West, Hurricane, Utah 84737
Tel: (435) 229-1955

March 9, 2011

Mark P. Shuman, Esq.
Branch Chief – Legal
Division of Corporation Finance
100 F Street, NE
U. S. Securities & Exchange Commission
Washington, D. C.   20549

Dear Mr. Shuman:

This letter is in response to the Staff's Comment Letter dated March 4, 2011 (the "Letter"), receipt of which is hereby acknowledged.

First, as requested, AmeriStar Network, Inc. (the "Company") hereby represents to you the complete understanding of the content of the Letter. It was the Company's mistaken belief that, despite the filing of the Form 15-12 G in 2008, the Company could voluntarily report material events (such as the recent merger) by means of a Form 8-K and the attachment of a press release which was issued.

Second, the Company hereby confirms that it shall make no further filings under the Exchange Act until such time as it files a new registration statement to re-enter the Exchange Act reporting system. Moreover, once our new registration statement is filed, we assure you all further filings will comply with the Exchange Act and all applicable Exchange Act rules.

Third, as requested, the Company hereby acknowledges the following:
  (a)   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  (b)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  (c)   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust this adequately responds to the Letter.

Sincerely yours,

O. Russell Crandall
Chairman